April 21, 2008
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Eagle Test Systems, Inc
Form 10-K for fiscal year ended September 30, 2007
Filed December 6, 2007
File No. 000-51828
Dear Mr. Cascio:
This letter is written in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Eagle Test Systems, Inc (“Eagle Test” or the “Company”) Form 10-K for the fiscal year ended September 30, 2007, filed on December 6, 2007 (the “Form 10-K”), as set forth in your letter dated February 29, 2008, to Stephen Hawrysz — Chief Financial Officer (the “Comment Letter”).
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. The Staff comments have been italicized and we have bolded the headings of our responses thereto.
Form 10-K for the fiscal year ended September 30, 2007
Liquidity and Capital Resources, Page 34
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, Page 36
1) We note that approximately $102 million of your assets are in the form of marketable securities, which consist of auction rate securities and variable rate demand notes. In your future filings, as applicable, please clearly discuss the nature of the material aspects of these securities as necessary to provide your investors with information necessary for a clear understanding of your balance sheet items. For example, as appropriate, identify the nature of your auction rate securities and variable rate demand notes that you hold, indicate what factors may affect the value or liquidity of those securities, disclose how the interest rates on those investments will be determined and any material risks. Also, if those securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. Also add any appropriate disclosure required by Item 305 of Regulation S-K.
Response to Comment 1)
In future filings, including the Company’s Form 10-Ks and Form 10-Qs, the Company will expand its commentary to address the Quantitative and Qualitative disclosures about market risks as it relates to our marketable securities, and specifically address these as they relate to the auction rate securities and the variable rate demand notes we hold.
In our first quarter Form 10-Q for the three months ended December 31, 2007, filed on February 1, 2008, we expanded the disclosure in this area to enhance the disclosure related to the material aspects of these securities as follows:
“Our investments are principally in municipal bonds that are either variable rate demand notes or auction rate securities. The variable rate demand notes are backed by a letter of credit of major A-rated financial institutions and the interest rates are reset every 7 to 28 days. These instruments are considered highly liquid and high quality municipal instruments, which are rated A or better. Auction rate securities obtain monoline insurance to provide a guaranty and increase the investment grade of the municipal bond. Recently, some of these monoline insurance

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U.S. Securities and Exchange Commission
April 21, 2008

companies have come under pressure due to their exposure to loans in the sub prime mortgage market and to collateralized debt obligation instruments. Some of these monoline insurers have themselves been downgraded from a AAA rating to a AA rating. We do not have any investments that are directly related to the sub prime mortgage market or to collateralized debt obligation instruments. We have determined that our investments in municipal bonds continue to meet our investment criteria and liquidity requirements. None of our investments are currently on credit watch or are trading below par value.”
We will continue to expand on this disclosure to address what factors may affect the value or liquidity of the marketable securities we hold, along with how the interest rates on these investments will be determined and any material risks. We will also disclose whether we believe these marketable securities may affect our financial condition in a material way and any related trend or uncertainty. In addition, we will consider disclosures under Item 305 of Regulation S-K for risks related to interest rate fluctuations and market risks related to pricing of marketable securities held by the Company.
Critical Accounting Policies and Estimates, Page 29
2.	In future filings, as applicable, revise the Critical Account Policies and Estimates to discuss the material accounting estimates and assumptions you make in valuing your auction rate securities and variable rate demand notes. Describe the process by which you determine the value of those securities, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimates and assumptions.
Response to Comment 2)
In future filings, including the Company’s Form 10-Ks, the Company will add disclosure under Critical Accounting Policies and Estimates disclosing the material accounting estimates and assumptions used in valuing our marketable securities, including the process by which we base the value of those securities, the level of judgment involved and the susceptibility of the resulting values to changes in our estimates and assumptions.
The Company’s senior management is keenly aware of its responsibility related to the accuracy and adequacy of the disclosure in current and periodic filings made and strives to disclose all necessary information required under the Securities and Exchange Act of 1934 so that current and potential investors have all of the relevant information required to make an informed investment decision.
Accordingly, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or require additional information, please contact me directly at (847) 327-1038, or my assistant Loretta Aidikonis at (847) 367-8282 Ext. 7041.
Sincerely,
/s/ Stephen J Hawrysz
Stephen J Hawrysz
Chief Financial Officer — Eagle Test Systems, Inc.

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